This is an ammendment to correct the disclosure dated back in Jan. 1997. The number of shares owned was off by 400, which were purchased prior to Jan. 1995.

1. NAME OF REPORTING PERSON
                                                             AHMED HUSSEIN


2.CHECK THE BOX IF A MEMBER OF A GROUP

3. SEC USE ONLY

4.  SOURCE OF FUNDS
                                PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                         dual- UNITED STATES and EGYPT

7. SOLE VOTING POWER
                                          1,147,400

8.  SHARED VOTING POWER
                                                 N/A

9.SOLE DISPOSITIVE POWER
                                             1,147,400

10. SHARED DISPOSITIVE POWER
                                              N/A
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                                19.2%

14.TYPE OF REPORTING PERSON
                                                IN

Item 1   Quality System
         17822 East 17th Street
         Tustin, CA 92680

Item 2 a Ahmed Hussein
       b 30 Rockefeller Center
         Suite 1936
         New York, New York 10112
       c Self employed, occupation: investments d Mr. Hussein has never been convicted in a criminal proceeding.
       e Mr. Hussein was not a party to a civil proceeding of a
         judicial or administrative body of competent jurisdiction. f Mr. Hussein has a dual citizenship: United States and
         Egyptian.

Item 3 The source of funds were personal funds in the amount of approximately 6.5 million dollars, and were sometimes bought on margin.

Item 4 At the present time, Mr. Hussein has bought the shares for investment purposes only and has none of the objections a-j.

Item 5 a Mr. Hussein  owns 1,147,000 shares - 19.2%
       b 1,147,000
       c Mr. Hussein effected the following transactions through
         Bear Stearns:
       9/09/96   4,800 shares at $11.50
       9/18/96  35,000 shares at $8.5625
       9/19/96 217,000 shares at $8.5625
       9/20/96 125,000 shares at $8.5625
      10/16/96   1,500 shares at $8.3125
      10/23/96  20,000 shares at $7.8125
      10/24/96  21,700 shares at $7.9375
      11/01/96  52,000 shares at $7.4375
      11/01/96  20,000 shares at $7.25
      11/04/96  13,000 shares at $7.3125
      11/07/96  40,000 shares at $6.8125
      11/13/96  80,000 shares at $6.8125
      11/18/96   6,000 shares at $6.8125
      11/20/96  61,000 shares at $6.5625

       d not applicable
       e not applicable

Item 6 not applicable

Item 7 not applicable


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.
                 1/07/97          /s/Ahmed Hussein
                                     Ahmed Hussein